

May 9, 2013

<u>Via E-mail</u>
George Tidmarsh, M.D., Ph.D.
President, Chief Executive Officer and Secretary
La Jolla Pharmaceutical Company
4660 La Jolla Village Drive, Suite 1070
San Diego, CA 92122

> **Re:** **La Jolla Pharmaceutical Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 3, 2013**
> **File No. 000-24274**

Dear Dr. Tidmarsh:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Proposal No. 5 – Approval of an Amendment to the Company's Articles of Incorporation to Effect a Reverse Stock Split, page 12</u>

You disclose that the amendment to your certificate of incorporation to effect the reverse stock split will increase the number of shares available for future issuance. Please disclose whether you currently have, or do not have, any plans with respect to this potential increased number of authorized shares available for issuance. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amy Reischauer at (202) 551-3793 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Chester S. Zygmont, III
        La Jolla Pharmaceutical Company
        4660 La Jolla Village Dr., Suite 1070
        San Diego, CA 92122